SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number   000-13727

PAN AMERICAN SILVER CORP

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWS RELEASE

March 22, 2004

 PAN AMERICAN SILVER FILES PRELIMINARY PROSPECTUS AND REGISTRATION STATEMENT IN CONNECTION WITH PENDING OFFER TO ENCOURAGE EARLY CONVERSION OF OUTSTANDING DEBENTURES

Vancouver, Canada - PAN AMERICAN SILVER CORP. (NASDAQ: PAAS; TSX:  PAA) announced today that it has filed a preliminary short form prospectus with securities commissions in the Provinces of British Columbia, Alberta, Manitoba and Ontario and a corresponding registration statement with the United States Securities and Exchange Commission.  The filing relates to the issuance of up to US$3.45 million in common shares of the Company in connection with the Company’s pending offer to encourage early conversion of its  US$86.25 million outstanding principal amount of 5.25% convertible unsecured senior subordinated debentures due July 31, 2009 (the “Debentures”).

Pan American expects to make a formal offer to its Debenture holders as soon as all regulatory approvals have been obtained.  Pan American expects to receive these approvals prior to the end of March.  Precise details of the formal offer will be set out in a future press release. The offer will be open for 31 business days and will not be subject to any minimum amount of debentures being converted.

Pursuant to the pending Offer:  (i) each holder who converts all or a portion of his or her Debentures will receive proceeds from the Company of  $131.25 in cash per $1,000 principal amount of Debentures converted; plus  (ii) the conversion price of the Debentures will be reduced by an amount, which will effectively result in each holder who converts receiving additional common shares of the Company having a value of $40 for each $1,000 principal amount of Debentures converted, based on the closing market price of Pan American’s common shares on the Nasdaq market on the date the formal offer is made.

Assuming early conversion of all outstanding Debentures Pan American would pay approximately US$11.32 million in cash and  issue US$3.45 million in common shares.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.  The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

-end-

For further information, including copies of the U.S. final prospectus, contact: Brenda Radies, VP Corporate Relations (604) 684-1175

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP

By:/s/ Ross Beaty

Ross Beaty, Chairman and CEO

Date: March 22, 2004